For Ministry Use Only
À l'usage exclusif du ministère

Ontario

Ministry of Consumer and Commercial Relations

Ministère de la Consommation et du Commerce

Ontario Corporation Number
Numéro de la compagnie en Ontario

652355

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JANUARY 24 JANVIER, 1986

Controller of Records
Companies Branch

Contrôleur des Dossiers
Direction des Compagnies

Trans Code	Line No	Stat	Comp Type	Method Incorp
A	0	0	A	3
18	20	28	29	30

Share	Notice Req'd	Jurisdiction
S	N	ONTARIO
31	32	33 — 47

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

Form 1
Business Corporations Act, 1982

*Formule numéro 1
Loi de 1982 sur les compagnies*

1. The name of the corporation is: *Dénomination sociale de la compagnie:*

~~THE XERART CORPORATION~~

XERART CORPORATION

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2. The address of the registered office is: *Adresse du siège social:*

789 DON MILLS ROAD, SUITE 700

(Street & Number or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau)

DON MILLS, ONTARIO — M3C 3L6

(Name of Municipality or Post Office)
(Nom de la municipalité ou du bureau de poste)

(Postal Code)
(Code postal)

CITY OF NORTH YORK in the / *dans le/la* MUNICIPALITY OF METROPOLITAN TORONTO

(Name of Municipality, Geographical Township)
(Nom de la municipalité, du canton)

(County, District, Regional Municipality)
(Comté, district, municipalité régionale)

3. Number (or minimum and maximum number) of directors is: *Nombre (ou nombres minimal et maximal) d'administrateurs:*

minimum - one
maximum - ten

4. The first director(s) is/are: *Premier(s) administrateur(s):*

First name, initials and surname *Prénom, initiales et nom de famille*	Residence address, giving street & No. or R.R. No. or municipality and postal code. *Adresse personnelle, y compris la rue et le numéro, le numéro de la R.R. ou, le nom de la municipalité et le code postal*	Resident Canadian State Yes or No *Résident Canadien Oui/Non*
HARVEY KALEF	789 DON MILLS ROAD SUITE 700 DON MILLS, ONTARIO M3C 3L6	YES

5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

none

6. The classes and any maximum number of shares that the corporation is authorized to issue.

Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée a émettre:

The Corporation shall have an unlimited number of common shares.

7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série:

The shares of the Corporation may be issued with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution passed by the Board of Directors.

8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

No shares shall be allotted, issued or transferred without the express consent of a majority of the directors to be signified in writing by resolution passed by the Board of Directors.

a) That the number of shareholders of the Corporation exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of the Corporation, were, while in that employment, and have continued after the termination of that employment to be shareholders of the Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder;

b) That any invitation to the public to subscribe for securities of the Corporation is prohibited;

c) That the directors of the Corporation may, without authorization of the shareholders:

i) borrow money upon the credit of the Corporation;

ii) issue, reissue, sell or pledge debt obligations of the Corporation;

iii) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

10. The names and addresses of the incorporators are
Nom et adresse des fondateurs

First name, initials and surname or corporate name *Prénom, initiale et nom de famille ou dénomination sociale*	Full residence address or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code *Adresse personnelle au complet, adresse du siège social ou adresse de l'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal*
HARVEY KALEF	789 DON MILLS ROAD SUITE 700 DON MILLS, ONTARIO M3C 3L6

These articles are signed in duplicate

Les présents statuts sont signés en double exemplaire.

Signatures of incorporators
(Signature des fondateurs)

Harvey Kalef

HARVEY KALEF